Mail Stop 3561

November 27, 2007

Via Fax & U.S. Mail

Ms. Patricia Graham
Chief Accounting Officer
PO Box 23009
Tucson, Arizona 85706

>   **Re: Global Aircraft Solutions, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed April 23, 2007**
>   **File No. 000-28575**

Dear Ms. Graham:

We have reviewed your response letter dated November 11, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Audited Financial Statements

Consolidated Balance Sheets

1. We note from your response to our prior comment 3 that the first $688,722 (of the $1,377,444 credit to the equity in net assets of and advances to affiliates account) is the BCI amount and was deducted from the equity in net assets account and added to the due from investee partner account. In light of the fact that this $688,722 receivable remained outstanding as of December 31, 2006, please explain to us why you believe it was appropriate to reclassify this amount to current receivables for both years ended December 31, 2006 and 2005. Also, as previously requested, please explain to us why you believe the amounts recorded as "due from equity investee partner" are recoverable as of December 31, 2006. As part of your response, please provide clear detail of all amounts received from BCI subsequent to December 31, 2006 and tell us what the balance of due from equity investee partner should have been as of December 31, 2006 if the amounts received had been appropriately posted to this account rather than accounts receivable.

Summary of Significant Accounting Policies
Inventory

2. We have reviewed your response to our prior comment number 5 but continue to have concern that the inventory items that were reclassified from non-current to current assets in 2006 are not being appropriately classified in your financial statements. Your response indicates that the nature of the inventory reclassified consisted primarily of rotable parts and expendables. While we agree that expendable items such as tape and items of relatively low cost such as rivets, would appropriately be reflected as inventory and included in current assets, we continue to believe that more significant and costly parts, such as engines and other major parts, which have useful lives in excess of one year, should be reflected as a component of property and equipment. Please explain in further detail the specific nature and amounts of the rotable parts inventory items that are now being classified as inventory, a current asset, in your financial statements. We may have further comment upon receipt of your response.

Note 9. Shareholders' Equity

3. We note from your response to our prior comment 8 that you have provided detail of the cashless exercises of warrants that have taken place. However, we do not believe that your response adequately responds to our prior comment. As previously requested, for each of the non-cash stock transactions, please tell us, and disclose in the notes to the financial statements in future filings, the amount of expense, if any, that was recorded for the transaction, and explain to us how that expense was calculated or determined.

Form 10-Q for the quarter ended September 30, 2007

Note 5. Equity in Net Assets and Advances to Affiliates

4. We note your disclosure that the gain on settlement of $488,441 resulted from allocating the sales price to receivable due from investee partner of $2,354,664 and to the equity investment of $6,428,895. Please provide us detail as to us how you determined the equity investment amount used in the gain calculation. Your response should provide a rollforward of the investment balance at December 31, 2006 through the date of the settlement. Also, please explain why the "due from investee partner" balance of $2,122,000 at September 30, 2007 was not included in the calculation of the gain/(loss) on the settlement transaction. Also, please indicate the nature of the amounts comprising this $2,122,000 balance and indicate the expected repayment terms for this remaining receivable due from BCI. In addition, please explain why you believe this amount is fully collectible.

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You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant